Exhibit 2(k)(4)

KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.

Form of Fee Waiver Agreement

     THIS FEE WAIVER AGREEMENT (this “Agreement”) is made as of the [___] day of [___], 2005, by and between Kayne Anderson Energy Total Return Fund, Inc., a Maryland corporation (hereinafter called the “Company”), and Kayne Anderson Capital Advisors, L.P., a California limited partnership (hereinafter called the “Manager”).

WITNESSETH:

     WHEREAS, the Company and the Adviser have separately entered into an Investment Management Agreement of even date herewith (the “Management Agreement”); and

     NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

     1. Waiver in Year 1. For the period from the closing of the Company’s initial public offering of its Common Stock and ending one year thereafter, the Manager agrees to reimburse the Company for fees and expenses, including the investment advisory fee and other expenses, on a monthly basis in an amount calculated at an annual rate of 0.25% of the Company’s average monthly total assets as defined in the Management Agreement.

     2. Waiver in Year 2. For the period from one year after the closing of the Company’s initial public offering of its Common Stock and ending one year thereafter (i.e., at the end of the second year of investment operations), the Manager agrees to reimburse the Company for fees and expenses, including the investment advisory fee and other expenses, on a monthly basis in an amount calculated at an annual rate of 0.125% of the Company’s average monthly total assets as defined in the Management Agreement.

     3. Payment. To effect the expense reimbursement provided for in this Agreement, the Company may offset the appropriate amount of the reimbursement contemplated hereunder against the management fee payable under the Management Agreement.

     4. Term and Termination. This Agreement, and the Manager’s obligation to so reimburse fees and expenses hereunder, shall terminate on the earlier of two years from the closing of the initial public offering of the Company’s Common Stock or (b) termination of the Management Agreement. Except as provided in this section 3, this Agreement may be terminated only by the vote of the Board of Directors of the Company, including the vote of a majority of the members of the Board who are not “interested persons” of the Company within the meaning of the Investment Company Act of 1940.

     5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year written on the first page of this Agreement.

KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.	KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	By:

Name: Kevin McCarthy	Name: David Shladovsky
Title: Chief Executive Officer	Title: Secretary